

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2015

Via E-mail
Mr. Ian Kidson
Executive Vice-President and Chief Financial Officer
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

> **Re: Progressive Waste Solutions, Ltd.**
> **Form 40-F**
> **Filed March 30, 2015**
> **File No. 1-34370**

Dear Mr. Kidson:

We have reviewed your response dated December 8, 2015, and have the following comment. Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 6-K filed July 30, 2015

Exhibit 99.1

Critical Accounting Estimates, page 41

1. We have read your response to comment 1 in our letter dated November 23, 2015. Please highlight in your disclosures where applicable that absent the reorganization of your management structure, the former U.S. northeast reporting unit would have been expected to continue to fail step one of the goodwill impairment test.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction